Exhibit 99.(a)(1)(O)

Amendments to the Offer to Exchange

Outstanding Options to Purchase Common Stock

The Offer to Exchange distributed to you on February 7, 2003 (the “Offer to Exchange”) is hereby supplemented and amended as follows:

The last bullet point in Section 6, “Conditions of this Offer,” on page 13 of the Offer to Exchange is amended to read, in its entirety, as follows:

•	any of the following change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership:

(a)	litigation or other proceedings are instituted against us, or any of our officers or directors in their capacities as such, before or by any Federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect Medarex;

(b)	a material loss or interference with our business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute;

(c)	a substantial decline or increase in our stock price or significant volatility in the market price of our stock resulting from any number of factors including, without limitation, fluctuations in our operating results, developments in proprietary rights or general market conditions that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Medarex or our subsidiaries or on the trading in our common stock;

(d)	the suspension of trading in our equity securities by the SEC or by the Nasdaq Stock Market; or

(e)	a material change in the prospects for our business resulting from any number of factors including, without limitation, fluctuations in our operating results, developments in proprietary rights, general market conditions, a material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Medarex or our subsidiaries or on the trading in our common stock;

The second paragraph in Section 9 “Interests of Directors and Officers; Transactions and Arrangements Involving the Options,” on page 17 of the Offer to Exchange is amended to read, in its entirety, as follows:

As of December 31, 2002, Executive Officers holding Eligible Officer Options (four persons) each individually held the following options outstanding under the Company’s stock option plans, which represented the indicated percentage of the shares subject to all options outstanding under the Company’s stock option plans:

Name	Total Options	% of Total Options Outstanding
W. Bradford Middlekauff	430,000	4.33%
Nils Lonberg, Ph.D.	604,000	6.08%
Christian S. Schade	680,000	6.84%
Ronald A. Pepin, Ph.D.	320,000	3.22%

The Section entitled, “Extension of this Offer; Termination; Amendment,” on page 20 of the Offer to Exchange is amended to include the following information:

Upon a material change in the offer, the offer will continue to be open for five business days.